Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
The Dreyfus/Laurel Funds Trust:

We have examined management's assertion, included
in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that The Dreyfus/Laurel Funds
Trust (the "Trust"), which is comprised of Dreyfus
Equity Income Fund and Dreyfus Emerging Markets Debt
 Local Currency Fund, (collectively the "Funds")
complied with the requirements of subsections (b)
and (c) of Rule 17f-2 of the Investment Company Act
 of 1940 as of June 30, 2010 and from May 31, 2010
 through June 30, 2010.  Management is responsible
for the Funds' compliance with those requirements.
 Our responsibility is to express an opinion on
management's assertion about the Funds' compliance
based on our examination.Our examination was conducted
 in accordance with the standards of the Public Company
Accounting Oversight Board (United States) and,
accordingly, included examining, on a test basis,
evidence about the Funds' compliance with those
requirements and performing such other procedures as
we considered necessary in the circumstances.
Included among our procedures were the following
tests performed as of June 30, 2010 and, with respect
 to agreement of security purchases and sales,
for the period from May 31, 2010 (the date of our
 last examination) through June 30, 2010:
1. 	Examination of The Bank of New York Mellon's
	(the "Custodian") security position reconciliations
	for all securities held by sub custodians and in book
	entry form;
2.	Confirmation of all securities hypothecated, pledged
	or placed in escrow with brokers;
3.	Inspection of documentation of other securities held
	 in safekeeping by the Custodian but not included in
	1. and 2. above;
4.	Reconciliation between the Funds' accounting
	records and the Custodian's records as of June 30, 2010;
5.      Confirmation of pending purchases for the Funds as of
	June 30, 2010 with brokers, and where responses were not
	received, inspection of documentation corresponding to
	subsequent cash payments;
6.	Agreement of pending sale activity for the Funds as of
	June 30, 2010 to documentation of corresponding subsequent
	cash receipts;
7.	Agreement of the Trust's trade tickets for five purchases
	and five sales or maturities for the period May 31, 2010
	(the date of our last examination) through June 30, 2010,
	to the books and records of the Funds noting that they had
	been accurately recorded and subsequently settled;
8.	We reviewed BNY Mellon Global Asset Servicing Report
	on Controls Placed in Operation and Tests of Operating
	Effectiveness ("SAS 70 Report") for the period January 1,
	 2009 through December 31, 2009 and noted no relevant
	findings were reported in the areas of Asset Custody and
	Control; and
9.	We inquired of the Custodian who concurred that all control
	policies and procedures detailed in Section III Control
	Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from January 1, 2010 through June 30, 2010. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements. In our opinion, management's assertion that the Funds complied with the
requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2010 and from May 31, 2010 through
June 30, 2010, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees and Shareholders of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
September 24, 2010

September 24, 2010


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Equity Income Fund and Dreyfus Emerging Markets
Debt Local Currency Fund, each a series of The Dreyfus/Laurel Funds
Trust, (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an e valuation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2010 and from May 31, 2010 through June 30, 2010. Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2010 and from May 31, 2010 through June 30, 2010 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds Trust

Jim Windels
Treasurer